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                          April 28, 2022

       Morris S. Young
       Chief Executive Officer
       AXT, Inc.
       4281 Technology Drive
       Freemont, California 94538

                                                        Re: AXT, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-3
                                                            Filed April 14,
2022
                                                            File No. 333-258196

       Dear Mr. Young:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2022 letter.

       Form S-3/A filed April 14, 2022

       Cover Page

   1. We note your response to comment 6 and reissue our comment. Please revise your cover page.
 Morris S. Young
FirstName
AXT, Inc. LastNameMorris S. Young
Comapany
April       NameAXT, Inc.
       28, 2022
April 228, 2022 Page 2
Page
FirstName LastName
      Please contact Sergio Chinos at (202) 551-7844 or Asia Timmons-Pierce at
(202) 551-
3754 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Andrew Hoffman